Terry McEwen

CleanTech Innovations, Inc.

August 13, 2014

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re:	CleanTech Innovations, Inc.
Amendment No. 1 and Amendment No. 2 Preliminary Information Statement on
Schedule 14C
Filed July 29, 2014
File No. 001-35002

Dear Ms. Long:

On behalf of CleanTech Innovations, Inc. (the “Company”), this letter constitutes the Company’s response to your letter dated August 4, 2014 in which you provided the staff’s comments on the Company’s Amendment No. 1 and Amendment No. 2 to Preliminary Schedule 14C Information Statement filed July 29, 2014 (the “Amended Information Statements”). References to the Information Statement in the responses set forth in this letter are to the revised Preliminary Schedule 14C Information Statement filed concurrently with this letter, as amended in response to the Staff’s comments. We have included with this letter a redlined copy of the Amendment to aid in expediting your review. Capitalized terms used but not defined in this letter shall have the meaning for such terms as set forth in the Amendment.

General

1.	We note the company acknowledgements provided at the end of the response letter. Please provide these acknowledgements in a written statement signed by the company.

In response to the Staff’s comment, the Company has signed this response letter. The above-referenced acknowledgements have been made directly above the Company’s signature.

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

Action 2. – The Exchange, page 6

Background of the Exchange, page 7

2.	We note the added disclosure in response to comment two of our letter dated July 21, 2014. Please address the following:

•	In the first paragraph, you now disclose that the board and the management of the company regularly review and evaluate the company’s strategic direction and alternatives. However, no board member or any of your executive officers were present during the April 8, 2014 meeting or involved in negotiating the letter of intent with regard to the exchange transaction. Based on your disclosures, it appears that NYGG Asia, as your largest creditor, had the power to direct or cause the direction of the management of the company with respect to the transaction with Six Dimensions. Refer to the definition of “control” pursuant to Exchange Act Rule 12b-2. Please revise your disclosure to identify the NYGG Asia representative(s) who participated in the April 8, 2014 meeting and was involved or influenced the negotiating of the letter of intent and the Exchange Agreement.

With respect to the Staff’s comment as to whether NYGG Asia had the power to “control” the Company within the meaning of Exchange Act Rule 12b-2, we respectfully submit that NYGG Asia did not have the power to “control” the Company. NYGG Asia is the Company’s largest creditor, and as with any debtor-creditor relationship, the outstanding indebtedness owed to NYGG Asia, and the Company’s inability to make payments when due, were factors that the Company considered in making the decision to generally explore strategic restructuring opportunities, and ultimately to pursue a transaction with Six Dimensions. The Company took reasonable steps to involve NYGG Asia in this process, so that the transaction with Six Dimensions could proceed with the support of the Company’s largest creditor. And while the letter of intent setting forth the terms of the Exchange was executed by NYGG Asia and Six Dimensions, the transactions contemplated thereby required the separate approval of the Company’s board of directors and shareholders, and did not otherwise bind the Company.

For these reasons, the Company does not believe that NYGG Asia had “control” over the Company within the meaning of Exchange Act Rule 12b-2. Nevertheless, the Company has added the additional disclosure requested (pursuant to this Comment 2 and Comments 6 and 8 below) that would be required if NYGG Asia “controlled” the Company, or was an “associate” of the Company.

In response to the remainder of the Staff’s comment, the Company has revised the information under the subheading “Background of the Exchange” (on page 7 of the Information Statement) as follows:

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

“Background of the Exchange

The Board of Directors and senior management of the Company periodically review the Company’s long-term strategic plan with a goal of maximizing shareholder value. As part of the Company’s ongoing strategic planning process, the Board and its executive officers have regularly reviewed and evaluated the Company’s strategic direction and alternatives in light of the performance of its business and operations and market, economic, competitive and other conditions and developments.

Prior to entering into discussions about the Spin-Off or the Exchange, the Company’s largest creditor, NYGG (Asia) Ltd. (“NYGG Asia”), through Mr. Roger Li, NYGG Asia’s Chief Executive Officer, had periodically engaged in discussions with Ms. Bei Lu, the Company’s then-Chief Executive Officer and director, relating to the Company’s ongoing default of its obligations under loans extended to the Company by NYGG Asia, and in particular, the Company’s failure to pay principal or interest on these loans when due since 2010. In connection with these discussions, the Company, through Ms. Lu, had proposed from time to time that NYGG Asia convert this debt into equity in the Company. NYGG Asia declined to pursue a debt-to-equity transaction due to the Company’s poor financial performance and NYGG Asia’s view of the Company’s future business prospects and the overall declining industry outlook for the China Subsidiaries.

NYGG Asia further stated its belief that the Company’s financial performance could improve if it merged with a company with significant growth potential, and the Company agreed to explore the possibility of such a transaction. NYGG Asia and the Company began independently to seek out merger opportunities for CleanTech. NYGG Asia maintains a large network of contacts connected to emerging growth companies, and began to explore potential merger opportunities for CleanTech with companies in various industries. Similarly, the Company began exploring merger opportunities with a variety of businesses, both within and outside of the clean technology industry.

In March 2014, Six Dimensions was introduced to the Company by Mr. Albert Lee, a mutual acquaintance of both Mr. Tejune Kang, Six Dimensions’ founder and Chief Executive Officer, and Mr. William Uchimoto, Esq. of Stevens & Lee, the Company’s legal counsel. Mr. Lee was engaged as a corporate advisor by Six Dimensions in November 2013 to identify potential merger candidates and strategic funding opportunities for Six Dimensions, and is not an employee or affiliate of NYGG Asia or the Company. The Company, through Mr. Uchimoto, informed NYGG Asia that Six Dimensions could be a potential candidate for a merger or other strategic transaction with the Company. On April 8, 2014, a meeting was held among the Company, represented by Mr. Uchimoto, Six Dimensions, represented by Mr. Kang and others from Six Dimensions and Mr. Peter Campitiello, Esq. of Kane Kessler, P.C. (“Kane Kessler”), counsel for Six Dimensions and NYGG Asia, represented by Mr. James Baxter, Esq., Mr. Benjamin Wey and Mr. Neal Beaton, Esq. from Holland & Knight LLP (“Holland & Knight”), counsel to NYGG Asia, for the purpose of exploring a possible merger of Six Dimensions and the Company. Prior to this meeting, Six Dimensions had pursued other mergers and funding opportunities with parties unrelated to the Company or NYGG Asia.

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

Six Dimensions expressed an interest in pursuing a transaction with the Company, but as a condition to any such transaction, Six Dimensions would require that the Company’s debt be repaid and that the Company divest the China Subsidiaries. NYGG Asia expressed support for a transaction with Six Dimensions, but believed that any such strategic restructuring would be better conducted under the leadership of Mr. Terry McEwen, who was formerly the Chairman of the Company’s Audit Committee and is currently its Chairman of the Board and Chief Executive Officer. Mr. McEwen had also previously served as the Director of Banking for the State of New Jersey Department of Banking and Insurance. The parties also discussed that as a condition to any such transaction, the Company would spin off all of its China-based operations so that following any such transaction, the business of the Company would be that of Six Dimensions only. NYGG Asia expressed support for such a transaction, as it believed that, given the Company’s poor financial performance and business prospects, the business of Six Dimensions presented a better opportunity for growth and profitability.

After the meeting, representatives of NYGG Asia reported the results of the discussion, through Mr. Uchimoto to Mr. McEwen. Mr. McEwen discussed the terms of the potential transactions with CleanTech’s counsel, Stevens & Lee, and the parties evaluated the factors weighing both in favor and against the transactions. For a discussion of these factors, see “ – Reasons for the Spin-Off and Exchange” below. After conducting a due diligence investigation into Six Dimensions, the Company and its legal counsel ultimately determined that a transaction with Six Dimensions provided better prospects for the Company’s long-term growth as compared to maintaining its current business structure.

On April 16, 2014, NYGG Asia and Six Dimensions signed a non-binding letter of intent describing the principal terms of the Exchange. The letter of intent contemplated that the Company would, separately, take the necessary actions to approve the Exchange and the transactions contemplated thereby.

In early May 2014, NYGG Asia informed the Company that it would agree to forbear from exercising certain of its rights and remedies related to the Company’s debt obligations to NYGG Asia and certain events of default thereunder if (i) the Controlling Shareholders resigned as directors and officers of the Company and granted Mr. McEwen a proxy to vote the Common Stock held by the Controlling Shareholders and (ii) the Company and the Controlling Shareholders agreed to the Spin-Off.

To avoid a conflict of interest, the Controlling Shareholders who were also directors and officers of the Company, Ms. Lu, Mr. Dianfu Lu, Mr. Shuyuan Liu and Mr. Zili Zhao, recused themselves from board discussions and decisions relating to the Spin-Off, leaving Mr. McEwen as the only remaining director of the Company to act on behalf of the Board of Directors. In subsequent discussions among the Controlling Shareholders, NYGG Asia and the Company, the Controlling Shareholders acted in their capacities as individual shareholders, and not as officers or directors of the Company. Once the terms of the Spin-Off had been agreed to among the parties, the Controlling Shareholders agreed to, and did, resign from their positions as officers and directors of the Company prior to the Company approving the Spin-Off on June 11, 2014.

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

On June 10, 2014, CleanTech contacted Holland & Knight about engaging the firm as counsel to represent the Company in connection with the Exchange and other corporate matters. Holland & Knight’s representation of NYGG Asia ceased on June 11, 2014 with the finalization of the Forbearance Agreement, Divesture Agreement and the Waiver Agreement described below under the heading “—Background of the Spin-Off”. Before executing an engagement letter with the Company, Holland & Knight advised the Company that a conflict of interest could potentially arise between its previous representation of NYGG Asia and its representation of the Company, as the parties could have potentially adverse interests. The Company obtained Holland & Knight’s assurance that its professional judgment would not be affected by the representation of either party and waived any such conflict. On June 12, 2014 the Company executed a conflict waiver (NYGG Asia, similarly, executed its own conflict waiver) and an engagement letter with Holland & Knight.

On June 10, 2014, Kane Kessler provided a draft Exchange Agreement to the Company and Holland & Knight for review.

Multiple drafts of the Exchange Agreement were exchanged between Holland & Knight and Kane Kessler to finalize the terms of the transaction.

On June 12, 2014, our sole Director and the Majority Shareholders approved the Exchange and the other Actions.

On June 13, 2014, CleanTech and Six Dimensions executed the final Exchange Agreement. On June 17, 2014, CleanTech filed a Form 8-K with the SEC announcing the execution of the Exchange Agreement.”

•	In the last paragraph on page 7, you now disclose how the parties were first introduced. Further revise your disclosure to discuss when this introduction occurred, whether NYGG Asia was the party to make the initial contact, and the reasons for the introduction. In this regard, please ensure that your disclosure also addresses the reasons why NYGG Asia was targeting an acquisition candidate engaged in a business unrelated to the company’s business.

In response to the Staff’s comment, the Company has revised the information under the subheading “Background of the Exchange” (on page 7 of the Information Statement) as described in our first response to Comment 2, above.

•	In the first paragraph on page 8, you state that after the April 8, 2014 meeting, Mr. Uchimoto reported the results of the discussion to Mr. Terry McEwen. Please describe what other relevant actions, if any, Mr. McEwen and the company took prior to approving the Exchange and other Actions. In this regard, we note the background discussion focuses mainly on NYGG Asia and Six Dimensions. In addition, the background discussion does not appear to address why the former officers and directors were not involved in negotiating the terms of the exchange transaction (we note disclosure that they resigned on June 11, 2014) or how Mr. McEwen came to be the sole officer and director with irrevocable proxies of the Controlling Shareholders.

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

In response to the Staff’s comment, the Company has revised the information under the subheading “Background of the Exchange” (on page 7 of the Information Statement) as described in our first response to Comment 2 above.

•	Please disclose any potential conflicts of interest that may have arisen due to the mutual representation of NYGG Asia and the company by Holland & Knight, and discuss how the board exercised its fiduciary duties to ensure that spinning off the current business to the company’s shareholders, rather than holding on to NASDAQ listed shares, presented the best value for the shareholders.

In response to the Staff’s comment, the Company has revised the information under the subheading “Background of the Exchange” (on page 7 of the Information Statement) as described in our first response to Comment 2 above.

Reasons for the Spin-Off and Exchange, page 9

3.	We note your revised disclosure in response to comment two of our letter dated July 21, 2014. In the added discussion on page 9, you state that the Board evaluated a number of alternatives and consulted with the company’s management and legal and financial advisors. Please briefly describe the alternatives considered by the Board and why the transaction with Six Dimensions presented the best strategic alternative for the company’s stockholders. In addition, please briefly describe the Board’s discussions with the company’s management, its legal and financial advisors, and how those discussions influenced the board’s decisions regarding the exchange, debt conversion, and divestiture transactions.

In response to the Staff’s comment, the Company has revised the information under the subheading “Background of the Exchange” (on page 7 of the Information Statement) as described in our first response to Comment 2 above.

The Effect of the Exchange, page 11

4.	In the second paragraph, please revise your reference to the “Securities Act of 1934” so that it correctly refers to the “Securities Act of 1933.” In addition, please tell us why you expect the Exchange Shares may be issued in reliance on Rule 505 of Regulation D. In your response, please ensure you disclose the aggregate value of the shares to be issued in the Exchange. Please provide similar disclosures with respect to the exemption applicable to the Debt Conversion.

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

In response to the Staff’s comment, the Company has revised the information under the subheading “The Effect of the Exchange” (on page 12 of the Information Statement) as follows:

“The Company and Six Dimensions expect that the Exchange Shares will be issued in a transaction exempt from registration under the Securities Act of 1933 (the “Securities Act”) by reason of Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated by the SEC thereunder. As required by Rule 506 of Regulation D: (i) the Exchange Shares are being issued to the shareholders of Six Dimensions, all of whom are accredited investors within the meaning of Rule 501; (ii) the Exchange Shares will not be offered or sold through any form of general solicitation or general advertising; and (iii) the shares will be restricted securities within the meaning of Section 4(2) of the Securities Act. Further, as all of the recipients of Exchange Shares are accredited investors, the Company is not obligated to satisfy the information requirements set forth in Rule 502(b).”

In response to the Staff’s comment, the Company has also revised the information under the subheading “Pro Forma Ownership” (on page 14 of the Information Statement) as follows:

“As disclosed on the Company’s Current Report on Form 8-K filed on July 3, 2014, the Company effected a reverse stock split on July 14, 2014, whereby holders of the Company’s Common Stock were deemed to hold one (1) post-split share of the Company’s Common Stock for every three (3) shares of the Company’s issued and outstanding Common Stock held immediately prior to the split.

Our Common Stock is listed on the NASDAQ Capital Market, but is not actively traded. The closing price of our Common Stock on the NASDAQ Capital Market on June 16, 2014, the last full trading day prior to the announcement of the Exchange, was $2.40 per share (after giving effect to the reverse stock split), and on [—], 2014, the latest practicable trading day before the printing of this Information Statement, the closing price for our Common Stock was $[—] per share. Based on the closing price on the last full trading day prior to the announcement of the Exchange, and after giving effect to the issuance of the Exchange Shares and the Debt Conversion Shares, the value per share of each Exchange Share is $0.11 per share, and aggregate value of the Exchange Shares is $9,782,212. We have deemed the aggregate value of the Debt Conversion Shares to be $16,000,000, equal the amount of indebtedness that will be extinguished pursuant to the Debt Conversion.”

In response to the Staff’s comment, the Company has also added a section with the subheading “The Debt Conversion” (on page 13 of the Information Statement) as follows:

“The Debt Conversion

The Company and NYGG Asia expect that the shares issued in accordance with the Debt Conversion (the “Debt Conversion Shares”) will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated by the SEC thereunder. As required by Rule 506 of Regulation D: (i) the Debt Conversion Shares are being issued to NYGG Asia, which is an accredited investor within the meaning of Rule 501; (ii) the Debt Conversion Shares will not be offered or sold through any form of general solicitation or general advertising; and (iii) the shares will be restricted securities within the meaning of Section 4(2) of the Securities Act. Further, as NYGG Asia, the sole recipient of the Debt Conversion Shares, is an accredited investor, the Company is not obligated to satisfy the information requirements set forth in Rule 502(b).”

The Private Placement, page 11

5.	In the last paragraph, you disclose the number of shares the company will issue assuming the private placement is consummated with the minimum aggregate gross proceeds of $3 million. Please also disclose the number of shares the company will issue assuming the private placement is consummated with the maximum aggregate gross proceeds of $5.1 million. In addition, please disclose the total number of shares that would be outstanding under both of these scenarios.

In response to the Staff’s comment, the Company has revised the information under the subheading “The Private Placement” (on page 13 of the Information Statement) as follows:

“Assuming the private placement is consummated with the minimum aggregate gross proceeds of $3 million, the Company will issue approximately 3,333,334 shares of Common Stock to the purchasers thereunder, resulting in an aggregate of approximately 176,358,406 shares of Common Stock issued and outstanding. Assuming the private placement is consummated with the maximum aggregate proceeds of $5.1 million, the Company will issue approximately 5,666,667 shares of Common Stock to purchasers thereunder, resulting in an aggregate of approximately 178,691,739 shares of Common Stock issued and outstanding.”

Pro Forma Ownership, page 12

6.	We note your revised disclosure in response to comment two of our letter dated July 21, 2014. Please expand your disclosure to provide NYGG Asia’s ultimate beneficial ownership assuming its participation in the private placement, and disclose the natural person with voting and dispositive control over NYGG Asia’s shares.

In response to the Staff’s comment, the Company has revised the information under the subheading “Pro Forma Ownership” (on page 14 of the Information Statement) as follows:

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

“Following the issuance of the Exchange Shares, the retirement of the Contributed Shares and the issuance of the shares in accordance with the Debt Conversion (the “Debt Conversion Shares”) but without giving effect to any shares issued in connection with the private placement, Six Dimensions’ shareholders will own approximately fifty percent (50%) of the Registrant’s outstanding Common Stock. Accordingly, the Exchange will represent a change in control. In addition, with respect to the Debt Conversion, assuming that NYGG Asia does not participate in the private placement contemplated by the Exchange Agreement, upon consummation of the Exchange and the issuance of the Debt Conversion Shares but without giving effect to any shares issued in connection with the private placement, NYGG Asia will be the beneficial owner of approximately 80,844,730 shares, or approximately 45%, of the Post-Exchange Company’s issued and outstanding common stock.

If, and to the extent that NYGG Asia participates in the private placement, its ownership percentage of the common stock would change accordingly, and NYGG Asia’s participation would be on the same terms as the other purchasers thereunder. Assuming NYGG Asia’s ownership of the 80,844,730 shares of Common Stock that will be issued pursuant to the Debt Conversion, and assuming that NYGG Asia purchased the maximum number of shares available for purchase pursuant to the private placement, NYGG Asia would own 86,511,397 shares, or approximately 48% of the Post-Exchange Company‘s common stock. NYGG Asia’s Chief Executive Officer Mr. Roger Li will have the sole voting and dispositive power over shares of Common Stock acquired by NYGG Asia pursuant to the Debt Conversion and any other shares that may be acquired by NYGG pursuant to the private placement. Mr. Li is the ultimate beneficial owner of NYGG Asia.

As of July 14, 2014, there are 8,327,607 shares of Common Stock issued and outstanding. For financial accounting purposes, the Exchange will be treated as a recapitalization with Six Dimensions as the acquirer. Upon consummation of the Exchange, the Company will adopt the business plan of Six Dimensions.”

Additional Effects of the Exchange, page 12

7.	You disclose that NASDAQ may deny your new listing application and that the Exchange may proceed without NASDAQ approval. Since maintaining the continued listing on NASDAQ appears to be a closing condition, please explain whether the continued listing is a condition to Six Dimensions’ obligation to complete the exchange transaction and whether it has expressed an intent to waive such condition.

In response to the Staff’s comment, the Company has revised the information under the subheading “Additional Effects of the Exchange” (on page 14 of the Information Statement) as follows:

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

“The continued listing on NASDAQ is a condition to Six Dimensions’ obligations to complete the Exchange. Six Dimensions has not expressed an intent to waive such condition.”

Interests of Directors and Officers in the Exchange, page 15

8.	We note your revised disclosure in response to comment 10 of our letter dated July 21, 2014. Please revise your disclosure to provide Item 3 of Schedule 14C information with respect to NYGG Asia as it appears that NYGG Asia would be deemed an associate for purposes of this disclosure item.

In response to the Staff’s comment, the Company has revised the information under the subheading “Interests of Certain Persons in the Exchange” (on page 17 of the Information Statement) to include the following:

“You should also be aware that NYGG Asia, our largest creditor, has interests in the Exchange that may be different from, or in addition to, or conflict with, the interests of the Company’s shareholders. We are currently in default of our obligations to NYGG Asia under the terms of a $10,000,000 loan, and are indebted to NYGG Asia in the aggregate amount of approximately $16,000,000. In connection with the Exchange, NYGG Asia has agreed to the Debt Conversion, pursuant to which this indebtedness will be converted into 80,844,730 shares of Common Stock, and the indebtedness will be extinguished.”

Incorporation by Reference, page 41

9.	We note your response to comment 12 of our letter dated July 21, 2014. Please comply with Item 13 of Schedule 14A with respect to the required financial information disclosure. We note that the issuance of shares to Six Dimensions and the debt conversion would trigger compliance with Items 11 and 12 of Schedule 14A.

In response to the Staff’s comment, the Company has revised the information under the heading “Incorporation by Reference” (on page 43 of the Information Statement) as follows:

“This Information Statement incorporates by reference the documents set forth below that have been previously filed with the SEC, except for information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K which is not deemed to be filed and not incorporated by reference herein:

(a)	The Company’s Annual Report for the fiscal year ended December 31, 2013 on Form 10-K filed April 15, 2014.

(b)	The Company’s Amended Quarterly Report and Quarterly Report for the quarterly period ended March 31, 2014 on Form 10-Q/A filed May 13, 2014 and June 6, 2014, respectively.

(c)	The Company’s Current Reports on Form 8-K filed June 16, 2014 and June 17, 2014.

Ms. Pamela Long

CleanTech Innovations, Inc.

August 13, 2014

(d)	The Company’s Information Statement on Schedule 14f-1 filed on June 23, 2014.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this letter or the Amendment to Mr. Neal N. Beaton at (212) 513-3470.

Very truly yours, CLEANTECH INNOVATIONS, INC.

By:	/s/ Terry McEwen
Terry McEwen Chief Executive Officer

cc:	Mr. Neal N. Beaton
Partner
Holland & Knight LLP